FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of September 2005

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      "Larry D. McLean"

           Vice President, Operations

Dated: September 9, 2005

S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

                                           S

NEWS RELEASE - No.  8-05

        September 9, 2005

NORA HIGH-GRADE GOLD TARGET, EXPLORATION AREA III, LOS ZORROS
PLANNING PHASE II DRILLING PROGRAM FOR LOS ZORROS PROPERTY, CHILE

A Phase II exploration drilling program is in the process of being planned for the Los Zorros property in Chile.  In preparation, SAMEX has re-logged so far, core from six Phase I drill holes, carried out further geologic mapping, and conducted a gravity geophysical survey over a large area encompassing the principal targets on the property.  The new information is being compiled, critically evaluated, and merged with the results from the Phase I exploration drilling program and as a result the geologic setting of several of the numerous targets on the property are now much better understood.  Updated descriptions of the targets will be reported as details for each are finalized.  The first technical update, presented here, is focused on the high-grade gold mineralization encountered by drilling within Exploration Area III at what is now called the NORA target (described below).

NORA High-Grade Gold Target, Exploration Area III

During the Phase I drilling program, an impressive, mantos-style (layered), high-grade gold intersection (15.96 g/mt gold over 7.66 meters or 0.51 oz/mt over 25.12 ft.) was made in drill hole DDH-04-05 [previously announced in News Release No. 2-05 dated April 5, 2005].  If the gold-rich mantos layer should prove to be extensive beneath much of the NORA prospective area that measures 1,200 meters by 1,000 meters (See Figures A, C & D) and maintains the average thickness intersected, a large target of 20 million to >25 million metric tons could be present (a possible multi-million ounce high-grade gold deposit).

The intersected gold mineralization occurs in a complicated package of volcaniclastic detrital rocks, volcanic breccia, and minor siliclastic sedimentary rocks.  The highest grades of gold occur within a distinctly layered clastic sequence and specifically within two, closely spaced, unique black-matrix breccia sub-intervals which have been silicified and contain abundant disseminated pyrite and minor chalcopyrite.  Follow-up drilling (DDH-N-04-08, -09, and -10) though did not encounter this distinctly layered interval and gold-mineralized black breccia, and the reasons for this were evaluated via re-logging the core of all these holes.  New interpretations from the re-logging are shown in the cross-section Figure B.   The gold-mineralized mantos interval in DDH-N-04-05 was intersected intact and without fault complications.  The gold-mineralized interval has a moderate (+/-30o) eastward dip similar to the general dip of layering of the volcaniclastic section.  A 250-meter wide alteration halo surrounds the gold mineralized interval and consists of a narrow outer chloritic zone and thick interior zone of silica-clay-pyrite with scattered veinlets of quartz-pyrite+/-chalcopyrite.  Coincident with the alteration halo are numerous anomalous to highly anomalous values of copper, mercury, and silver and many elevated (>25 ppb to <100 ppb range) to anomalous (>100 ppb range) gold values.  This alteration and geochemical expression suggests strong and widespread mineralizing processes were associated with the deposition of the gold-rich interval.

In follow-up drill holes, parts of this alteration and geochemical expression were also intersected toward the bottom of DDH-N-04-08 and the top part of DDH-N-04-09, but neither of these holes encountered the distinct high-grade, gold-bearing interval.  Fault zones were also observed in the holes and, based on the difficulty of projecting thicker stratigraphic units between the drill holes, the faults bounding the intersected high-grade gold-mineralized mantos interval have minor to moderate amounts of dip-slip normal displacement.  A fault of significant dip-slip displacement must be present between DDH-N-04-5, -8, -9 (fanned from the same pad) and DDH-N-04-10 located 70 meters to the west (see Figures B & E).  From this review it appears that DDH-N-04-08 was not drilled deep enough to make an intersection and DDH-N-04-09 penetrated through a fault gap, which may explain why these holes missed the gold-mineralized zone.

The results of DDH-N-04-10 suggest that the gold-mineralized zone is significantly down-dropped by faulting to the west to greater depths beneath the NORA area (See Figure E).  Hence, DDH-N-04-05 made an intersection in the up-thrown block, east of the fault, and DDH-N-04-10 was positioned in the down-thrown block and was not drilled deep enough to encounter the alteration halo and enclosed gold-mineralized interval.  DDH-N-04-10 though, did encounter intervals of gold, silver, and copper in highly interesting anomalous values over the final 60 meters of the hole.  A “north-south”-trending, west-dipping fault of substantial normal displacement was found to the south and traced northward until its offset position was lost beneath covered pampa.  This fault is now believed to extend along the east side of the target area and is the fault positioned between DDH-N-04-10 and the fan set of holes DDH-N-04-05, -08, and -09.

Importantly, the high-grade, gold-mineralized interval is possibly widespread beneath the NORA target area.  The substantial width of the haloes of both the associated hydrothermal alteration and anomalous values of copper, mercury, and silver, plus elevated to anomalous gold surrounding the gold-mineralized interval in DDH-N-04-05, indicate a strong mineralizing system that could have produced an extensive gold ore body of moderate- to high-grade nature. This may be supported by the presence at the surface, of numerous copper-gold-mineralized barite veins and a series of north-trending broad zones of anomalous gold exposed by trenching (we encourage the reader to review the grades and widths of the veins and anomalous gold zones (Targets A-D) previously announced in News Release No. 2-05 dated April 5, 2005), which could represent leakage up from the deeper seated, high-grade, gold-mineralized mantos (see Figures A & E).  The area of veins and anomalous gold zones measures 1,200 meters by 1,000 meters and if the gold-rich mantos layer (0.51 oz/mt ) extends beneath much of this prospective area, a large target of 20 million to >25 million metric tons could be present (a possible multi-million ounce high-grade gold deposit).

To pursue this target, recommendations are that drilling first should be carried out north and south of DDH-N-04-05 in the up-thrown block where depths to reach the high-grade gold-mineralized zone should range between 200 to 250 meters.  Then, drilling would be moved westward to test for the high-grade, gold-mineralized zone at greater depths (300 to >600 meters) within the large area encompassing the barite veins and broad anomalous gold zones in the down-thrown block.  Within the large area of the down-dropped block, where a moderate (250 to 350) eastward dip of layered rocks prevails, the targeted gold-mineralized zone should come closer to the surface in a westward direction and much exploration drilling could be accomplished at depths of between 350 to 450 meters.

The high-grade gold mineralization at NORA represents a very exciting exploration target, with substantial upside potential, that was discovered through the patient and diligent efforts of the SAMEX team.  Should the geologic model hold together through Phase II drilling a major discovery could result and be a tremendous success for the Company.  This is only one of several quality targets that are coming together at Los Zorros and management is pleased with the progress and potential resulting from these efforts.  Further target information will be announced when all applicable data is complete.

The Phase II drilling program that is being planned is expected to entail approximately 5,000 meters of core drilling, 4,000+ meters of bulldozer trenching and accompanying geologic mapping, sampling and assaying.  The complete program is estimated to cost CDN $1,500,000.  Funding for this program will be sought through private placement financings and drilling will begin once all targets are fully defined/prepared and funding is in place.

The following Figures A through E accompany this news release:
Figure A – Generalized Target Map
Figure B – Geologic Cross-Section, DDH N5, N8, N9 & N10
Figure C – Surface Sampling - Gold Results
Figure D – Surface Sampling – Copper Results
Figure E – Diagrammatic Cross-Section DDH N5, N8, N9 & N10

To view figures in best resolution, go to News Release No. 8 at www.samex.com

“Robert Kell”
Vice President Exploration

This News Release has been prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Philip Southam, P. Geo.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  All geochemical analyses were performed by ALS Chemex, an internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

TARGET NORA
Figure A
Generalized Target Map
drill hole
trenches
veins
gold zones
0
300
meters
N
N1
N2
N3
N4
N5
N6
N8
N9
N10
A
A'
TN1
TN2
TN3
TN4
TN5
TN6
TN7
TN9
TN10
TN11
TN12
TN13
TN14
TC1

N5
N8
N9
N10
mud-flow breccia #1 (?)
silicified, auto-brecciated porphyritic intrusion
Chlorite altn
mud-flow breccia with minor hot igneous fragments
Silica-pyrite alteration
weak chloritic altn
Silica-pyrite alteration
mud-flow breccia #2 (?)
broad cyclic mud-flow breccias fining up into sandstone/grit units, locally fossiliferous high-grade gold zone (15.96 g/mt over 7.66 m true width)
Chlorite altn
high grade vein interval (1.39% Copper, 0.302 g/mt gold over 1.5 m true width)
Unit of cyclic mud-flow breccia and grit in fining-up sequences, locally fossiliferous
Chlorite altn
Silica-pyrite alteration
black carbonaceous zone with abundant pyrite
+200 m displacement (?)
0
50
meters

Figure B
Samex Mining Corp.
Los Zorros Project
Geologic Cross Section
DDH N5, N8, N9 & N10

Legend:
Copper ppm (orange)
Gold ppm (yellow)

TARGET NORA
Figure C
Surface Sampling
Gold Results (g/mt)
7.5 to 17.8
4.5 to 7.5
1.5 to 4.5
0.5 to 1.5
0.1 to 0.5
< 0.1
0
300
meters
N
13.4
11.75
8.76
14.65
8.77
17.8
7.73
TN14
TN13
TN7
TN11
TN5
TN4
TN2
TN10
TC1
Note: Samples taken outside trenched zones represent vein sampling.

TARGET NORA
Figure D
Surface Sampling
Copper Results (%)
1.4% to 6.8%
0.9% to 1.4%
0.4% to 0.9%
0.15% to 0.4%
0.04% to 0.15%
< 0.04%
N
0
300
meters
TN14
TN13
TN12
TN7
TN5
TN11
TN9
TN4
TN10
TN3
TN2
TC1
Note: Samples taken outside trenched zones represent vein sampling.

A
A'
Zone 'A'
Zone 'B'
Zone 'C'
Zone 'D'
N10
N5, 8, 9
faults
Zones of
anomalous gold
mafic dikes
Halo alteration
Silica-clay pyrite
chlorite
alteration
major fault
High-grade
gold zone
chlorite
alteration
High-grade
gold target zone

Figure E

Samex Mining Corp.
Los Zorros Project